Exhibit 4

March 16, 2021, Mexico City, United States of México

REPORT OF THE BOARD OF DIRECTORS ON ACTIVITIES AND OPERATIONS IN

WHICH IT INTERVIENE DURING THE FISCAL YEAR ENDED ON DECEMBER 31, 2020

To the Ordinary General Shareholders’ Meeting

of Vista Oil & Gas, S.A.B. de C.V.

Dear Ladies and Gentleman:

In my capacity as Chairman of the Board of Directors of Vista Oil & Gas, S.A.B. de C.V. (the “Company”) and in accordance with the provisions of Section 28, subsection IV, paragraph e) of the Securities Market Act (the “SMA”), I hereby submit to you, on behalf of the Board, the annual report on the operations and activities in which the Board of Directors intervened, with the support of its various auxiliary committees, during the fiscal year ended on December 31, 2020.

During the aforementioned fiscal year, the Board of Directors met in person in one occasion on February 26 (the “Board of Directors Meeting”) and, thereafter as a consequence of the COVID-19 pandemic, held virtual meetings thereby adopting unanimous resolutions outside of the Board of Directors Meetings in four occasions on the following dates: (i) March 11; (ii) April 28; (iii) July 28; and (iv) October 28 (the “Unanimous Resolutions of the Board of Directors”).

During the Board of Directors Meeting and Unanimous Resolutions of the Board of Directors, the consolidated quarterly results of the Company, among other matters, were discussed (in the first case) and approved, recording the corresponding resolutions in the minutes that were drawn up for the Board of Directors Meeting and Unanimous Resolutions of the Board of Directors, which have been duly recorded in the minutes book of the Board of Directors of the Company.

It is worth mentioning that in all of the Board of Directors Meetings the required number of directors were present in order to make the quorum for each meeting and for the voting of the resolutions.

In addition to the approval of the financial statements and other reports presented on a quarterly basis of the consolidated results of the Company, in accordance with the provisions of the SMA and other applicable provisions, as well as with the provisions of the Company’s bylaws, the Board of Directors Meetings discussed and approved in the Board of Directors and in the Unanimous Resolutions of the Board of Directors, among others, the following:

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1.

The quarterly reports prepared by the Company’s management in relation to the action plan deployed to guarantee the health of the Company’s directors and employees amid the COVID-19 pandemic, as well as the operating, commercial and financial plans deployed to face these extraordinary circumstances.

2.	The quarterly reports prepared by the Company’s management in relation to the Environmental, Social and Corporate Governance Policies (“ESG”) implemented by the Company during 2020.

3.

The approval of the terms and conditions of the Disinvestment Agreement in connection with Aleph Midstream that aimed to replace the existing mechanism set forth in the Investment Agreement, by which the investors have the right to exercise a put option to sell all their Aleph Midstream S.A.’s shares to the Company at a purchase price sufficient to generate an 11.5% IRR on an after-tax basis with respect to the equity effectively contributed minus certain transaction expenses and incremental G&A expenses (the “Disinvestment Agreement”). In this sense, the Company acquired all the shares owned by investors in the three investment vehicles that constituted Aleph Midstream S.A. at a price equivalent to USD$ 37,500,000.00, in line with the price that would have been paid under the original Investment Agreement. For the record, the Disinvestment Agreement was approved in accordance with the recommendation made by the Corporate Practices Committee as it is a transaction with related parties referred to in section 28, subsection III, item b) and other applicable provisions of the SMA.

4.	The approval of the funding of the frac sand project by capitalizing the subsidiary Aluvional Logistica S.A. up to USD$36,000,000.00.

5.

The approval of the execution of the agreements entered into on September 28, 2020, to buy the remaining 50% of block CS-01 in exchange of selling to Jaguar its participation interest in blocks A-10 and TM-01 (the “Jaguar Transaction Agreements”).

6.	The designation and ratification of Mancera, S.C., member of Ernst & Young Global Limited, as external auditor of the Company for the fiscal year ended on December 31, 2020.

7.

The reports below were approved to be presented to the Annual Ordinary General Shareholders’ Meeting of 2020: (i) the Chief Executive Officer’s report together with the report of the external auditor; (ii) the Board of Director’s opinion regarding the content of the Chief Executive Officer’s report; (iii) the Board of Director’s report regarding the activities and operations in which we took part; (iv) a report stating and explaining the principal accounting and information policies and standards followed in the preparation of the financial information of the Company, subscribed by the Chairman of the Board of Directors; (v) Audit Committee’s Annual Report; and (vi) the Corporate Practice Committee’s Annual Report. All of them, in relation to the financial year ended on December 31, 2019.

8.

Except for the Disinvestment Agreement, no other transactions with related parties referred to in Section 28, subsection III, paragraph b) of SMA, have been presented to the Board of Directors for its approval.

9.	Different initiatives and strategic aspects of the Company were presented and discussed.

In my capacity as Chairman of the Board of Directors, and in its representation, I hereby reiterate our commitment to comply with our duties, at all time, and in benefit of our shareholders, by means of transparent procedures, and in accordance with the applicable laws. This report has been unanimously approved by the members of the Board of Directors of the Company.

Sincerely yours,

/s/ Miguel Matías Galuccio
Miguel Matías Galuccio
Chairman of the Board of Directors
of Vista Oil & Gas, S.A.B. de C.V.

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